UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-26905
                                                        CUSIP NUMBER 749 55Q 102

(Check One)[] Form 10-K [] Form 20-F [] Form 11-K [X] Form 10-Q [] Form N-SAR

For Period Ended:  June 30, 2002
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: _________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------
     PART I - REGISTRANT INFORMATION

     RHBT Financial Corporation
--------------------------------------------------------------------------------
     Full Name of Registrant

     N/A
--------------------------------------------------------------------------------
     Former Name if Applicable

     249 East Main Street
--------------------------------------------------------------------------------
     Address of Principal Executive Office (Street and Number)

     Rock Hill, South Carolina 29731
--------------------------------------------------------------------------------
     City, State and Zip Code

     PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     N/A

     PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         At the end of the second quarter, the Registrant discovered that its president and chief operating officer had engaged in improper conduct with respect to a large number of loans held by the Registrant. The Registrant immediately notified law enforcement, the Federal Deposit Insurance Corporation and its state banking regulator, and terminated the employment of the officer. Since that time, the Registrant, law enforcement, the FDIC and the state banking regulator have been investigating the situation, including an ongoing examination of all loans that were the responsibility of the officer. As a result, the Registrant did not obtain sufficient information to complete the preparation of its financial statements at and for the periods ended June 30, 2002 in time to meet the normal filing deadline for the Form 10-Q.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     George S. King, Jr., Esquire
--------------------------------------------------------------------------------
     (Name)

     (803) 540-7818
--------------------------------------------------------------------------------
     (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X]  Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the information presently available, Registrant expects to report a net loss for the six months ended June 30, 2002 in excess of approximately $15 million as the result of changes in the estimates of the level of loss inherent in the Registrant's loan portfolio, the charging off of loans, or portions of loans, considered to have become uncollectible and the additional provision for loan losses needed to be added to the allowance for loan losses as a result thereof. However, for the reasons set forth in Part III above, this estimate is subject to change.

                           RHBT Financial Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: August 15, 2002           By:      s/ Herman E. Honeycutt
                                        ----------------------------------------
                                                       Herman E. Honeycutt
                                                       Chief Executive Officer